UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-38591

PDD Holdings Inc.

First Floor, 25 St Stephen’s Green,

Dublin 2, D02 XF99

Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         ☒             Form 40-F         ☐

Resignation of a Director

PDD Holdings Inc. (the “Company”) today announced that Dr. Qi Lu stepped down from the Company’s board of directors (the “Board”), effective as of November 28, 2023. The departure of Dr. Qi Lu was not due to any disagreement with the Company regarding its business, finance, accounting and/or any other matters.

Dr. Qi Lu said: “During my time as director, I have had the opportunity to witness the Company’s impressive development. I am proud of what we as an organization have accomplished over the past many years. In order to spend more time needed for my other work, I have made the difficult decision to resign from the Board.”

Mr. Lei Chen, the Chairman and Co-Chief Executive Officer of the Company, said: “We and our Board greatly appreciate Dr. Lu’s service and contributions to our Company. I wish him all the best in his future endeavors.”

The Board now consists of six directors, three of whom are independent directors. Following Dr. Qi Lu’s departure, Dr. Ivonne M.C.M. Rietjens joined the audit committee and nominating and corporate governance committee of the Board and Mr. George Yong-Boon Yeo joined the compensation committee of the Board, effective as of November 28, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PDD Holdings Inc.

By	:	/s/ Lei Chen
Name	:	Lei Chen
Title	:	Chairman of the Board of Directors and Co-Chief Executive Officer

Date: November 28, 2023